

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Probitas Funds Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 California Street, Suite 2300
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Dinerman (415) 402-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name – *if individual, state last, first, middle name*)

417 Montgomery Street, Suite 910 San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

RECEIVED MAR 2007 SECTION

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Dinerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Probitas Funds Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

T. L. Francisco

Notary Public


T. L. FRANCISCO
Commission # 1649919
Notary Public - California
San Francisco County
My Comm. Expires Mar 7, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

CONTENTS

SUPPLEMENTARY INFORMATION



Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member
Probitas Funds Group, LLC
(A Delaware Limited Liability Company)

We have audited the accompanying statement of financial condition of Probitas Funds Group, LLC (A Delaware Limited Liability Company) as of December 31, 2006 and the related statements of income, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Probitas Funds Group, LLC (A Delaware Limited Liability Company) as of December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 12 – 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Scott B. Price
Certified Public Accountant
San Francisco, California

February 27, 2007

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current assets	
Cash	$ 3,019,673
Accounts receivable, net of allowance for doubtful Accounts of $578,812	15,136,906
Employee receivable	392,867
Due from affiliate	184,350
Prepaid expenses	35,961
Other current assets	18,009
Total current assets	18,787,766
Fixed assets	
Furniture, fixtures and equipment	282,517
Less: accumulated depreciation	(147,918)
Fixed assets, net	134,599
Other assets	
Non-current accounts receivable	12,791,287
Investments	109,085
Security deposit	25,476
Total other assets	12,295,848
Total assets	$ 31,848,213

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 498,145
Due to affiliate	894,178
Total current liabilities	1,392,323
Long-term liabilities	
Deferred rent	139,925
Total long-term liabilities	139,925
Total liabilities	1,532,248
Member's equity	30,315,965
Total liabilities and member's equity	$ 31,848,213

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenue	
Primary revenue	$ 15,773,454
Secondary revenue	6,630,159
Less commissions	(1,171,833)
Net revenue	21,231,780
Operating expenses	
Salaries and bonuses	3,680,632
Partner's guaranteed payments	2,307,600
Travel	698,278
Bad debt expense	578,813
Contracted services	503,798
Marketing	438,484
Rent	389,739
Computer maintenance	234,976
Employee benefits	221,990
Payroll taxes	154,631
Legal and accounting	143,749
Taxes and licenses	143,359
Meals and entertainment	141,390
Telephone	125,601
Other reimburseable expenses	123,167
Office expense	102,143
Printing costs	96,354
Postage and delivery	87,836
Profit sharing contributions	84,950
Charitable donations	79,255
Depreciation	74,528
Miscellaneous	53,565
Insurance	49,843
Dues and subscriptions	38,552
Regulatory fees	34,277
Professional fees	32,119
Unreimbursed client expenses	25,246
Internet fees and website costs	11,438
New business development	10,926
Market data services	6,040
Payroll service fee	5,729
Retirement plan administration fees	5,093
Seminars	1,105
Total operating expenses	10,685,206
Operating income	10,546,574
Other income/(expense)	
Interest income	1,052,151
Moving expense	(8,542)
Total other income/(expense)	1,043,609
Net income	$ 11,590,183

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

Beginning balance	$ 22,148,839
Net income	11,590,183
Withdrawals	(3,423,057)
Ending balance	$ 30,315,965

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 11,590,183
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	74,528
Bad debt expense	578,813
Change in assets and liabilities:	
(Increase)/decrease in assets:	
Accounts receivable	(6,995,910)
Employee receivables	(392,867)
Prepaid expenses	(5,715)
Due from affiliate	(184,350)
Other current assets	(6,942)
Increase/(decrease) in liabilities:	
Accounts payable and accrued expenses	74,175
Deferred rent	2,107
Due to affiliate	894,178
Net cash provided by operating activities	5,628,200
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(88,670)
Investments	(54,324)
Net cash used for investing activities	(142,994)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's withdrawals	(3,423,057)
Net cash used for financing activities	(3,423,057)
Net increase in cash	2,062,149
Cash at beginning of year	957,524
Cash at end of year	$ 3,019,673
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
State taxes	$ 115,885

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

1 - THE COMPANY

Probitas Funds Group, LLC (the Company) was formed and organized in Delaware on July 25, 2001 as a limited liability company. The Company was registered as a limited liability company in the state of California on August 27, 2001 and is based in San Francisco, California. The Company has two primary lines of business providing consulting and placement agent services regarding the private placement of securities in investment vehicles, and assisting investors who invest in these types of private placements to liquidate their positions. Probitas solicits investments from institutional and select private investors on behalf of the investment vehicles its clients manage.

On February 15, 2002 Probitas Funds Group, LLC became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable

An allowance for doubtful accounts has been provided for. Management evaluates the receivables and has on occasion, written off small amounts. At December 31, 2006, the Company's allowance for doubtful accounts was $578,812, all of which is a reserve for a specific account. Management believes that the remainder of accounts receivable at December 31, 2006 is collectible.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue

The Company has two lines of revenue. Primary revenue relates to private equity fund placement. Secondary revenue relates to income earned on liquidity management engagements.

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for income taxes has been provided for in these financial statements.

Investments

The Company's investments in entities in which Probitas Funds Group, LLC does not have the ability to exercise significant influence are accounted for under the cost method. These investments are subject to substantial transfer restrictions and are not traded on the open market thereby precluding any current market value.

3 - LEASE COMMITMENTS

On January 31, 2005, Probitas Partners, LP, the Company's parent, ("the Parent"), entered into a ten year, three month operating lease agreement for office space in San Francisco, California on behalf of the Company. The lease contains the option to renew for a ten year period upon expiration. Due to the expense-sharing agreement between the Company and the Parent, the Company has agreed to provide funds each month to the Parent in an amount equal to the lease payment. As the payment amounts are known and foreseeable, escalating each year according to a schedule over the term of the lease, rent will be expensed on a straight-line basis over the lease term.

The Company also sub-leases office space in New York under a five year lease expiring July 1, 2007. This lease does not contain an option to renew upon expiration.

The Company has entered into a sub-lease to replace the premises leased in New York. The sub-lease will run from March 15, 2007 to September 30, 2010. (See Note 11)

Future minimum lease payments under the leases are as follows:

Year ended December 31,	San Francisco	New York
2007	$ 241,076	$ 234,215
2008	248,352	265,655
2009	255,624	265,655
2010	248,680	199,242
2011	248,844	-
Thereafter	608,120	-

Rent expense for the year under both existing leases was $389,739.

4 - RELATED PARTY TRANSACTIONS

In November 2003, Probitas Funds Group, LLC entered into an agreement with a United Kingdom affiliate, whereby its UK affiliate, PFG-UK, Ltd., will provide services to the Company. As such, the Company has classified all expenses as "Contracted Services". This agreement was terminated by the parties in December, 2006.

During the year the Company made advances to affiliated companies, which are under common control. As of December 31, 2006 the affiliates owed the Company $184,350.

In December, 2006 the Company entered into an agreement with PFG-UK, pursuant to which it agreed to pay 40% of all fees collected by the Company from Benson Elliot to PFG-UK, as those sums were received, in consideration of the services PFG-UK provided in connection with the Company's work for Benson Elliot. As of December 31, 2006, the Company owed the affiliates $894,178 on total commissions expense of $1,171,833.

5 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $1,487,425, which was $1,444,891 in excess of its required net capital of $42,534. The Company's ratio of aggregate indebtedness to net capital was 2.33 to 1.

6 - RETIREMENT PLAN

Effective January 1, 2003, the Company adopted a 401(k) plan for the benefit of its employees. Essentially all employees are eligible to participate the first day of the third month following their hire date. The Company does not match the employee contributions.

The Company has also adopted a profit sharing plan for all active employees. Under the plan, the Company can elect to make discretionary contributions. The Company made contributions of $84,950 for the year ended December 31, 2006.

7 - CONCENTRATIONS

During the year the Company earned service revenue from Gleacher Mezzanine Fund II, LP, Benson Elliot Real Estate Partners, Ltd, Bank of America Venture Partners VII, LP and Nationwide Insurance Company equal to 27%, 13%, 13%, 12%, respectively.

8 - LONG-TERM INVESTMENTS

The Company's long-term investments consist of limited partnership interests and carried interest arrangements in eleven different private equity funds for which Probitas has raised capital. These investments are recorded at cost. Partnership income and losses will not be included in net earnings when they are allocated to the Company unless they are actually paid or called. Unrealized gains and losses will not be charged against net earnings unless a decline in fair value is determined to be other than temporary. Purchases and sales are recorded on a trade date basis. Income and losses are recorded one year in arrears.

Summarized activity in the capital accounts for the year ended December 31, 2006 is as follows:

Cost	$ 109,085
Partnership income and losses	4,640
Unrealized gains and losses	209,685
Distributions	(4,302)
Capital account	319,108
Difference between cost and equity	$ 210,023

It was not practicable to estimate fair value of these cost-method investments because of the absence of any impairment indicators.

9 - NON-CURRENT ACCOUNTS RECEIVABLE

Non-current accounts receivable of $12,791,287 consist of seven installment agreements with effective interest rates ranging from 2% to 8.5%. Payments are collectible through June 2010. Based on interest rates at December 31, 2006 for similar loans by independent established lending institutions, the fair value of the accounts receivable approximates the amount recorded in the financial statements at that date.

10 - CONTINGENCIES

In order to acquire certain limited partnership interests as described in note 8, the Company must commit certain amounts of capital. The capital calls may be made over a period of ten years; however there also exists the possibility that the Company will never have to pay these commitments at all.

10 - CONTINGENCIES (CONTINUED)

The subscriptions as of December 31, 2006 are as follows:

KRG Capital Fund III, L.P.	$ 200,000
Calvert Street Capital Partners Fund Management III, LLC	55,485
Boston Ventures Company VII, LLC	20,000
Granite Ventures, LLC	20,000
Shasta Ventures Management, LLC	20,000
Riverside Partners III, LLC	20,000
CIVC Partners	8,750
Alta BioPharma Management III, LLC	5,116
Alta Partners, ACMP IV LLC	1,609

11 - SUBSEQUENT EVENTS

Investments

As a result of business conducted in 2006, Probitas Funds Group, LLC may have a right to acquire an investment interest in certain investment partnerships formed by clients of the Company. The investments will be accounted for under the cost method as the interest will be nontransferable and the partnerships are not traded on the open market thereby precluding any market value. Some agreements have not been reached as of the date of these financial statements as to the capital commitment required of the Company in connection with such investment interests.

Lease Commitment

The Company has entered into a sub-lease to replace the premises leased in New York. The sub-lease will run from March 15, 2007 to September 30, 2010. (See Note 3)

SUPPLEMENTARY INFORMATION

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$ 30,315,965
Less nonallowable assets:	
Accounts receivable	27,928,193
Due from employees	392,867
Due from affiliates	184,350
Prepaid expenses	35,961
Fixed assets, net	134,599
Other current assets	18,009
Investments	109,085
Security deposit	25,476
	28,828,540
Net capital before haircuts on securities positions	1,487,425
Haircuts on securities	-
Net capital	$ 1,487,425

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 42,534
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two amounts)	$ 42,534
Excess net capital	$ 1,444,891
Excess net capital at 1000%	$ 1,423,618

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$ 638,070
Percentage of aggregate indebtedness to net capital	42.99%

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2006

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2006

Not applicable

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Per original filing	$ 1,081,598
Audit adjustments:	
To accrue legal and accounting fees	(53,608)
To accrue profit sharing distribution	(83,950)
To reduce accrual of other office expenses	17,255
To reduce accrual of commissions to affiliate	473,974
To reduce local tax liabilities	13,678
To reduce accrued vacation balance	38,478
Per this filing	$ 1,487,425

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2006

An exemption from filing the SIPC Supplemental Report is claimed as SIPC has suspended assessments based on operating revenues.

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL
CONTROL STRUCTURE

DECEMBER 31, 2006


Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Probitas Funds Group, LLC
(A Delaware Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Probitas Funds Group, LLC (A Delaware Limited Liability Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including considerations of control activities for safeguarding securities. This study tests such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Scott B. Price
Certified Public Accountant
San Francisco, California

February 27, 2007

END